Bank of America Corporation and Subsidiaries				Exhibit 12
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges and Preferred Dividends

	Three Months Ended	Year Ended December 31
(Dollars in millions)	March 31, 2009	2008	2007	2006	2005	2004

Excluding Interest on Deposits

Income before income taxes	$5,376	$4,428	$20,924	$31,973	$24,480	$20,908
Equity in undistributed earnings of unconsolidated subsidiaries	(54)	144	(95)	(315)	(151)	(135)
Fixed charges:
Interest expense	7,116	25,074	34,778	29,514	18,397	9,072
1/3 of net rent expense (1)	291	791	669	609	585	512

Total fixed charges	7,407	25,865	35,447	30,123	18,982	9,584
Preferred dividend requirements	1,519	1,461	254	33	27	23

Fixed charges and preferred dividends	8,926	27,326	35,701	30,156	19,009	9,607

Earnings	$12,729	$30,437	$56,276	$61,781	$43,311	$30,357

Ratio of earnings to fixed charges	1.72	1.18	1.59	2.05	2.28	3.17

Ratio of earnings to fixed charges and preferred dividends	1.43	1.11	1.58	2.05	2.28	3.16

	Three Months Ended	Year Ended December 31
(Dollars in millions)	March 31, 2009	2008	2007	2006	2005	2004

Including Interest on Deposits

Income before income taxes	$5,376	$4,428	$20,924	$31,973	$24,480	$20,908
Equity in undistributed earnings of unconsolidated subsidiaries	(54)	144	(95)	(315)	(151)	(135)
Fixed charges:
Interest expense	9,659	40,324	52,871	43,994	27,889	14,993
1/3 of net rent expense (1)	291	791	669	609	585	512

Total fixed charges	9,950	41,115	53,540	44,603	28,474	15,505
Preferred dividend requirements	1,519	1,461	254	33	27	23

Fixed charges and preferred dividends	11,469	42,576	53,794	44,636	28,501	15,528

Earnings	$15,272	$45,687	$74,369	$76,261	$52,803	$36,278

Ratio of earnings to fixed charges	1.53	1.11	1.39	1.71	1.85	2.34

Ratio of earnings to fixed charges and preferred dividends	1.33	1.07	1.38	1.71	1.85	2.34

  (1) Represents an appropriate interest factor.